SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 30055; File No. 812-13927]

Invesco Total Property Market Income Fund, et al.; Notice of Application

April 26, 2012

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of application under section 6(c) of the Investment Company Act of 1940

("Act") for an exemption from section 19(b) of the Act and rule 19b-1 under the Act.

Summary of Application: Applicants request an order to permit certain registered closed-end

investment companies to make periodic distributions of long-term capital gains with respect to

their outstanding common shares as frequently as monthly in any one taxable year, and as

frequently as distributions are specified by or in accordance with the terms of any outstanding

preferred shares that such investment companies may issue.

Applicants: Invesco Total Property Market Income Fund (the "Property Fund") and Invesco

Advisers, Inc. (together, the "Applicants").

Filing Dates: The application was filed on July 22, 2011 and amended on December 22, 2011.

Hearing or Notification of Hearing: An order granting the application will be issued unless the

Commission orders a hearing. Interested persons may request a hearing by writing to the

Commission's Secretary and serving applicants with a copy of the request, personally or by mail.

Hearing requests should be received by the Commission by 5:30 p.m. on May 21, 2012, and

should be accompanied by proof of service on applicants, in the form of an affidavit or, for

lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest,

the reason for the request, and the issues contested. Persons who wish to be notified of a hearing

may request notification by writing to the Commission's Secretary.

<u>Addresses</u>: Elizabeth M. Murphy, Secretary, Securities and Exchange Commission, 100 F

Street, NE, Washington, DC 20549-1090; Applicants, 1555 Peachtree Street, N.E.,

Atlanta, Georgia 30309.

<u>For Further Information Contact</u>: Jill Ehrlich, Senior Counsel, at (202) 551-6819, or Mary Kay

Frech, Branch Chief, at (202) 551-6821 (Division of Investment Management, Office of

Investment Company Regulation).

<u>Supplementary Information</u>: The following is a summary of the application. The complete

application may be obtained via the Commission's website by searching for the file number, or

for an applicant using the Company name box, at http://www.sec.gov/search/search.htm, or by

calling (202) 551-8090.

<u>Applicants' Representations</u>:

1.   The Property Fund is a closed-end management investment company registered

under the Act and is organized as a Delaware statutory trust.[1] The Property Fund's primary

investment objective will be to provide a high level of current income. It is currently

contemplated that the common shares of the Property Fund and the common shares of additional

Funds will be listed on a national securities exchange as defined in section 2(a)(26) of the Act

(each, an "Exchange"). The Property Fund currently does not intend to issue any preferred

shares, but may do so in the future. Applicants believe that investors in the common shares of

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[1] Applicants request that any order issued granting the relief requested in the application also apply to each registered closed-end investment company advised by Invesco Advisers, Inc. (including any successor in interest), or by an entity controlling, controlled by or under common control (within the meaning of section 2(a)(9) of the Act) with Invesco Advisers, Inc. (any such entity, including Invesco Advisers, Inc., the "Adviser) that seeks in the future to rely on the order. The Property Fund is the only closed-end investment company that currently intends to rely on the order. Any closed-end investment company that relies on the order in the future will comply with the terms and conditions of the application (such investment companies, together with the Property Fund, the "Funds"). A successor in interest is limited to entities that result from a reorganization into another jurisdiction or a change in the type of business organization.

the Property Fund may prefer an investment vehicle that provides regular/monthly distributions and a steady cash flow.

2. Invesco Advisers, Inc., a registered investment adviser under the Investment Advisers Act of 1940, as amended ("Advisers Act"), will serve as the Property Fund's investment adviser. Each Fund will be advised by investment advisers that are registered under the Advisers Act.

3. Applicants represent that, before any Fund implements a proposed distribution policy with respect to its common shares in reliance on the order, the Fund's board of trustees or directors (the "Board"), including a majority of the members of the Board who are not "interested persons" of the respective Fund, as defined in section 2(a)(19) of the Act (the "Independent Trustees"), will approve the Fund's adoption of the proposed distribution policy. Applicants represent that the Board will request and evaluate, and the Adviser will furnish, such information as may be reasonably necessary to make an informed determination of whether the Board should adopt and implement the proposed distribution policy. Applicants state that, in particular, the Board, including the Independent Trustees, will review information regarding the purpose and terms of the proposed distribution policy, any reasonably foreseeable material effect of such policy on the Fund's long-term total return (in relation to market price and net asset value per common share ("NAV")), the relationship between such Fund's distribution rate on its common shares under the policy and such Fund's total return (in relation to NAV), and whether the rate of distribution will exceed such Fund's expected total return (in relation to NAV). Applicants represent that the Independent Trustees also will consider what conflicts of interest the Adviser and the affiliated persons of the Adviser and the Fund might have with respect to the adoption or implementation of such policy. Applicants state that, after considering such

information, the Board of the relevant Fund, including the Independent Trustees, will only approve a distribution policy with respect to the Fund's common shares (the "Plan"), if the Board, including the Independent Trustees, determines that the Plan is consistent with the Fund's investment objective(s) and in the best interests of the Fund's common shareholders.

4.   Applicants state that the purpose of any Plan will be to permit a Fund to provide its common shareholders with periodic distributions as nearly equal as practicable and any required special distributions over the course of each year. Applicants represent that, under the Plan of a Fund, such Fund will distribute to its respective common shareholders a fixed percentage of the market price of such Fund's common shares at a particular point in time, or a fixed percentage of NAV at a particular time or a fixed amount per common share, any of which may be adjusted from time to time. Applicants state that the minimum annual distribution rate with respect to such Fund's common shares would be independent of the Fund's performance during any particular period but would be expected to correlate with the Fund's performance over time. Except for extraordinary distributions and potential increases or decreases in the final dividend periods in light of the Fund's performance for the entire calendar or taxable year and to enable the Fund to comply with the distribution requirements of Subchapter M and section 4982 of the Internal Revenue Code of 1986, as amended (the "Code") for the calendar or taxable year, each distribution on the common shares would be at the stated rate then in effect.

5.   Applicants state that, in conjunction with approving a Plan, the Board of each Fund will also approve the Fund's adoption of compliance policies and procedures under rule 38a-1 under the Act that: (i) are reasonably designed to ensure that all notices required to be sent to each Fund's shareholders pursuant to section 19(a) of the Act, rule 19a-1 thereunder and condition 4 below (each a "19(a) Notice") include the disclosure required by rule 19a-1 and by

condition 2(a) below, and that all other written communications by the Fund or its agents

described in condition 3(a) below about the distributions under the Plan include the disclosure

required by condition 3(a) below, and (ii) require each such Fund to keep records that

demonstrate its compliance with all of the conditions of the order and that are necessary for the

Fund to form the basis for, or demonstrate the calculation of, the amounts disclosed in its 19(a)

Notices.

Applicants' Legal Analysis:

1.   Section 19(b) generally makes it unlawful for any registered investment company

to make long-term capital gains distributions more than once every twelve months. Rule 19b-1

limits the number of capital gains dividends, as defined in section 852(b)(3)(C) of the Code

("distributions"), that a fund may make with respect to any one taxable year to one, plus a

supplemental "clean up" distribution made pursuant to section 855 of the Code not exceeding

10% of the total amount distributed for the year, plus one additional capital gain dividend made

in whole or in part to avoid the excise tax under section 4982 of the Code.

2.   Section 6(c) of the Act provides that the Commission may, by order upon

application, conditionally or unconditionally exempt any person, security, or transaction, or any

class or classes of persons, securities or transactions, from any provision of the Act, if and to the

extent that the exemption is necessary or appropriate in the public interest and consistent with the

protection of investors and the purposes fairly intended by the policy and provisions of the Act.

3.   Applicants state that the one of the concerns leading to the enactment of section

19(b) and adoption of rule 19b-1 was that shareholders might be unable to distinguish between

frequent distributions of capital gains and dividends from investment income. Applicants state,

however, that rule 19a-1 effectively addresses this concern by requiring that distributions (or the confirmation of the reinvestment thereof) estimated to be sourced in part from capital gains or capital be accompanied by a separate statement showing the sources of the distribution (e.g., estimated net income, net short-term capital gains, net long-term capital gains and/or return of capital). Applicants state that similar information is included in the Funds' annual reports to shareholders and IRS Form 1099-DIV, which is sent to each common and preferred shareholder who received distributions during a particular year (including shareholders who have sold shares during the year).

4.   Applicants further state that each of the Funds will make the additional disclosures required by the conditions set forth below, and each of them will adopt compliance policies and procedures in accordance with rule 38a-1 under the Act to ensure that all required 19(a) Notices and disclosures are sent to shareholders. Applicants argue that by providing the information required by section 19(a) and rule 19a-1, and by complying with the procedures adopted under the Plan and the conditions listed below, each Fund's shareholders would be provided sufficient information to understand that their periodic distributions are not tied to the Fund's net investment income (which for this purpose is the Fund's taxable income other than from capital gains) and realized capital gains to date, and may not represent yield or investment return. Accordingly, Applicants assert that continuing to subject the Funds to section 19(b) and rule 19b-1 would afford shareholders no extra protection.

5.   Applicants note that section 19(b) of the Act and rule 19b-1 were intended to prevent certain improper sales practices, including, in particular, the practice of urging an investor to purchase shares of a fund on the basis of an upcoming capital gains dividend ("selling the dividend"), where the dividend would result in an immediate corresponding reduction in NAV and would be in effect a taxable return of the investor's capital. Applicants submit that the

"selling the dividend" concern should not apply to closed-end investment companies, such as the Funds, which do not continuously distribute shares. According to Applicants, if the underlying concern extends to secondary market purchases of shares of closed-end funds that are subject to a large upcoming capital gains dividend, adoption of a periodic distribution plan actually helps minimize the concern by avoiding, through periodic distributions, any buildup of large end-of-the-year distributions.

6.   Applicants also note that common shares of closed-end funds often trade in the marketplace at a discount to the funds' NAV. Applicants believe that this discount may be reduced if the Funds are permitted to pay relatively frequent dividends on their common shares at a consistent rate, whether or not those dividends contain an element of capital gain.

7.   Applicants assert that the application of rule 19b-1 to a Plan actually could have an inappropriate influence on portfolio management decisions. Applicants state that, in the absence of an exemption from rule 19b-1, the adoption of a periodic distribution plan imposes pressure on management (i) not to realize any net long-term capital gains until the point in the year that the fund can pay all of its remaining distributions in accordance with rule 19b-1 and (ii) not to realize any long-term capital gains during any particular year in excess of the amount of the aggregate pay-out for the year (since as a practical matter excess gains must be distributed and, accordingly, would not be available to satisfy pay-out requirements in following years), notwithstanding that purely investment considerations might favor realization of long-term gains at different times or in different amounts. Applicants assert that by limiting the number of capital gain distributions that a fund may make with respect to any one year, rule 19b-1 may prevent the normal and efficient operation of a periodic distribution plan whenever that fund's

realized net long-term capital gains in any year exceed the total of the periodic distributions that may include such capital gains under the rule.

8.   Applicants also assert that rule 19b-1 may force the fixed regular periodic distributions under a periodic distribution plan to be funded with returns of capital[2] (to the extent net investment income and realized short term capital gains are insufficient to fund the distribution), even though realized net long-term capital gains otherwise could be available. To distribute all of a fund's long-term capital gains within the limits in rule 19b-1, a fund may be required to make total distributions in excess of the annual amount called for by its periodic distribution plan or to retain and pay taxes on the excess amount. Applicants assert that the requested order would minimize these anomalous effects of rule 19b-1 by enabling the Funds to realize long-term capital gains as often as investment considerations dictate without fear of violating rule 19b-1.

9.   Applicants state that Revenue Ruling 89-81 under the Code requires that a fund that seeks to qualify as a regulated investment company under the Code and that has both common shares and preferred shares outstanding designate the types of income, e.g., investment income and capital gains, in the same proportion as the total distributions distributed to each class for the tax year. To satisfy the proportionate designation requirements of Revenue Ruling 89-81, whenever a fund has realized a long term capital gain with respect to a given tax year, the fund must designate the required proportionate share of such capital gain to be included in common and preferred share dividends. Applicants state that although rule 19b-1 allows a fund some flexibility with respect to the frequency of capital gains distributions, a fund might use all

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[2] Returns of capital as used in the application means return of capital for financial accounting purposes and not for tax accounting purposes.

of the exceptions available under the rule for a tax year and still need to distribute additional

capital gains allocated to the preferred shares to comply with Revenue Ruling 89-81.

10.	Applicants assert that the potential abuses addressed by section 19(b) and rule

19b-1 do not arise with respect to preferred shares issued by a closed-end fund. Applicants

assert that such distributions are either fixed or are determined in periodic auctions or

remarketings by reference to short-term interest rates rather than by reference to performance of

the issuer, and Revenue Ruling 89-81 determines the proportion of such distributions that are

comprised of the long-term capital gains.

11.	Applicants also submit that the "selling the dividend" concern is not applicable to

preferred shares, which entitle a holder to no more than a periodic dividend at a fixed rate or the

rate determined by the market, and, like a debt security, are priced based upon their liquidation

value, dividend rate, credit quality, and frequency of payment. Applicants state that investors

buy preferred shares for the purpose of receiving payments at the frequency bargained for and do

not expect the liquidation value of their shares to change.

12.	Applicants request an order pursuant to section 6(c) of the Act granting an

exemption from section 19(b) of the Act and rule 19b-1 thereunder to permit each Fund to

distribute periodic capital gain dividends (as defined in section 852(b)(3)(C) of the Code) as

often as monthly in any one taxable year in respect of its common shares and as often as

specified by or determined in accordance with the terms thereof in respect of its preferred shares

(if any).

Applicants' Conditions:

Applicants agree that, with respect to each Fund seeking to rely on the order, the order

will be subject to the following conditions:

1. Compliance Review and Reporting. The Fund's chief compliance officer will (a) report to the Fund's Board, no less frequently than once every three months or at the next regularly scheduled quarterly Board meeting, whether (i) the Fund and its Adviser have complied with the conditions of the order and (ii) a material compliance matter (as defined in rule 38a-1(e)(2) under the Act) has occurred with respect to such conditions; and (b) review the adequacy of the policies and procedures adopted by the Board no less frequently than annually.

2. Disclosures to Fund Shareholders.

(a) Each 19(a) Notice disseminated to the holders of the Fund's common shares, in addition to the information required by section 19(a) and rule 19a-1:

(i) will provide, in a tabular or graphical format:

(1) the amount of the distribution, on a per common share basis, together with the amounts of such distribution amount, on a per common share basis and as a percentage of such distribution amount, from estimated: (A) net investment income; (B) net realized short-term capital gains; (C) net realized long-term capital gains; and (D) return of capital or other capital source;

(2) the fiscal year-to-date cumulative amount of distributions, on a per common share basis, together with the amounts of such cumulative amount, on a per common share basis and as a percentage of such cumulative amount of distributions, from estimated: (A) net investment income; (B) net realized short-term capital gains; (C) net realized long-term capital gains; and (D) return of capital or other capital source;

(3) the average annual total return in relation to the change in NAV for the 5-year period (or, if the Fund's history of operations is less than five years, the time period commencing immediately following the Fund's first public offering) ending on the last day of

the month ended immediately prior to the most recent distribution record date compared to the

current fiscal period's annualized distribution rate expressed as a percentage of NAV as of the

last day of the month prior to the most recent distribution record date; and

(4) the cumulative total return in relation to the change in NAV from the

last completed fiscal year to the last day of the month prior to the most recent distribution record

date compared to the fiscal year-to-date cumulative distribution rate expressed as a percentage of

NAV as of the last day of the month prior to the most recent distribution record date.

Such disclosure shall be made in a type size at least as large and as prominent as the estimate of

the sources of the current distribution; and

(ii) will include the following disclosure:

(1) "You should not draw any conclusions about the Fund's investment

performance from the amount of this distribution or from the terms of the Fund's Plan";

(2) "The Fund estimates that it has distributed more than its income and

net realized capital gains; therefore, a portion of your distribution may be a return of capital. A

return of capital may occur, for example, when some or all of the money that you invested in the

Fund is paid back to you. A return of capital distribution does not necessarily reflect the Fund's

investment performance and should not be confused with 'yield' or 'income'";[3] and

(3) "The amounts and sources of distributions reported in this 19(a)

Notice are only estimates and are not being provided for tax reporting purposes. The actual

amounts and sources of the amounts for tax reporting purposes will depend upon the Fund's

investment experience during the remainder of its fiscal year and may be subject to changes

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[3] The disclosure in this condition 2(a)(ii)(2) will be included only if the current distribution or the fiscal year-to-date cumulative distributions are estimated to include a return of capital.

based on tax regulations. The Fund will send you a Form 1099-DIV for the calendar year that will tell you how to report these distributions for federal income tax purposes."

Such disclosure shall be made in a type size at least as large as and as prominent as any other information in the 19(a) Notice and placed on the same page in close proximity to the amount and the sources of the distribution.

(b) On the inside front cover of each report to shareholders under rule 30e-1 under the Act, the Fund will:

(i) describe the terms of the Plan (including the fixed amount or fixed percentage of the distributions and the frequency of the distributions);

(ii) include the disclosure required by condition 2(a)(ii)(1) above;

(iii) state, if applicable, that the Plan provides that the Board may amend or terminate the Plan at any time without prior notice to Fund shareholders; and

(iv) describe any reasonably foreseeable circumstances that might cause the Fund to terminate the Plan and any reasonably foreseeable consequences of such termination.

(c) Each report provided to shareholders under rule 30e-1 under the Act, and each prospectus filed with the Commission on Form N-2 under the Act, will provide the Fund's total return in relation to changes in NAV in the financial highlights table and in any discussion about the Fund's total return.

3. <u>Disclosure to Common Shareholders, Prospective Common Shareholders and Third Parties.</u>

(a) The Fund will include the information contained in the relevant 19(a) Notice, including the disclosure required by condition 2(a)(ii) above, in any written communication (other than a Form 1099) about the Plan or distributions under the Plan by the Fund, or agents that the Fund has authorized to make such communication on the Fund's behalf, to any Fund common shareholder, prospective common shareholder or third-party information provider;

(b) The Fund will issue, contemporaneously with the issuance of any 19(a) Notice, a press release containing the information in the 19(a) Notice and file with the Commission the information contained in such 19(a) Notice, including the disclosure required by condition 2(a)(ii) above, as an exhibit to its next filed Form N-CSR; and

(c) The Fund will post prominently a statement on its (or the Adviser's) Web site containing the information in each 19(a) Notice, including the disclosure required by condition 2(a)(ii) above, and will maintain such information on such Web site for at least 24 months.

4. <u>Delivery of 19(a) Notices to Beneficial Owners.</u> If a broker, dealer, bank or other person ("financial intermediary") holds common shares issued by a Fund in nominee name, or otherwise, on behalf of a beneficial owner, the Fund: (a) will request that the financial intermediary, or its agent, forward the 19(a) Notice to all beneficial owners of the Fund's shares held through such financial intermediary; (b) will provide, in a timely manner, to the financial intermediary, or its agent, enough copies of the 19(a) Notice assembled in the form and at the place that the financial intermediary, or its agent, reasonably requests to facilitate the financial intermediary's sending of the 19(a) Notice to each beneficial owner of the Fund's shares; and (c) upon the request of any financial intermediary, or its agent, that receives copies of the 19(a) Notice, will pay the financial intermediary, or its agent, the reasonable expenses of sending the 19(a) Notice to such beneficial owners.

5. <u>Additional Board Determinations for Funds Whose Common Shares Trade at a Premium.</u>

If:

(a) The Fund's common shares have traded on the Exchange that they primarily trade on at the time in question at an average premium to NAV equal to or greater than 10%, as determined on the basis of the average of the discount or premium to NAV of the Fund's common shares as of the close of each trading day over a 12-week rolling period (each such 12-week rolling period ending on the last trading day of each week); and

(b) The Fund's annualized distribution rate for such 12-week rolling period, expressed as a percentage of NAV as of the ending date of such 12-week rolling period, is greater than the Fund's average annual total return in relation to the change in NAV over the 2-year period ending on the last day of such 12-week rolling period; then:

(i) At the earlier of the next regularly scheduled meeting or within four months of the last day of such 12-week rolling period, the Board including a majority of the Independent Trustees:

(1) will request and evaluate, and the Fund's Adviser will furnish, such information as may be reasonably necessary to make an informed determination of whether the Plan should be continued or continued after amendment;

(2) will determine whether continuation, or continuation after amendment, of the Plan is consistent with the Fund's investment objective(s) and policies and in the best interests of the Fund and its shareholders, after considering the information in condition 5(b)(i)(1) above; including, without limitation:

(A) whether the Plan is accomplishing its purpose(s);

(B) the reasonably foreseeable material effects of the Plan on the Fund's long-term total return in relation to the market price and NAV of the Fund's common shares; and

(C) the Fund's current distribution rate, as described in condition 5(b) above, compared with the Fund's average annual taxable income or total return over the 2-year period, as described in condition 5(b), or such longer period as the Board deems appropriate; and

(3) based upon that determination, will approve or disapprove the continuation, or continuation after amendment, of the Plan; and

(ii) The Board will record the information considered by it including its consideration of the factors listed in condition 5(b)(i)(2) above and the basis for its approval or disapproval of the continuation, or continuation after amendment, of the Plan in its meeting minutes, which must be made and preserved for a period of not less than six years from the date of such meeting, the first two years in an easily accessible place.

6. <u>Public Offerings.</u> The Fund will not make a public offering of the Fund's common shares other than:

(a) a rights offering below NAV to holders of the Fund's common shares;

(b) an offering in connection with a dividend reinvestment plan, merger, consolidation, acquisition, spin off or reorganization of the Fund; or

(c) an offering other than an offering described in conditions 6(a) and 6(b) above, provided that, with respect to such other offering:

(i) the Fund's annualized distribution rate for the six months ending on the last day of the month ended immediately prior to the most recent distribution record date,[4] expressed as a percentage of NAV as of such date, is no more than 1 percentage point greater than the Fund's average annual total return for the 5-year period ending on such date;[5] and

(ii) the transmittal letter accompanying any registration statement filed with the Commission in connection with such offering discloses that the Fund has received an order under section 19(b) to permit it to make periodic distributions of long-term capital gains with respect to its common shares as frequently as twelve times each year, and as frequently as distributions are specified by or determined in accordance with the terms of any outstanding preferred shares that such Fund may issue.

7. Amendments to Rule 19b-1.

The requested order will expire on the effective date of any amendment to rule 19b-1 that provides relief permitting certain closed-end investment companies to make periodic distributions of long-term capital gains with respect to their outstanding common shares as frequently as twelve times each year.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary

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[4] If the Fund has been in operation fewer than six months, the measured period will begin immediately following the Fund's first public offering.

[5] If the Fund has been in operation fewer than five years, the measured period will begin immediately following the Fund's first public offering.